SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No.3)1

                  STARTEC GLOBAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                    Common Stock -- par value $.01 per share
                         (Title of Class of Securities)

                                   85569E103
                                 (CUSIP Number)

                             Sean P. McGuinness, Esq.
                     Swidler Berlin Shereff Friedman, LLP
          3000 K Street, N.W., Suite 300, Washington, D.C. 20007
                                202-424-7500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 29, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------                      --------------------------
CUSIP No.   85569E103                               Page 2  of 7    Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON:          Gold & Appel Transfer, S.A.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
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                            7      SOLE VOTING POWER
                                   768,750 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        768,750 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.37% (based on the information contained in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on August 14, 2000)
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14      TYPE OF REPORTING PERSON                   CO
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                                  SCHEDULE 13D

-----------------------------                      --------------------------
CUSIP No.   85569E103                              Page 3 of 7   Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON:          Walt Anderson
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS          WC
------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
-----------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   8,600 Shares of Common Stock
        NUMBER OF          ---------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH            ---------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                    777,350 Shares of Common Stock
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        777,350 Shares of Common Stock
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]
------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.43% (based on the information contained in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on August 14, 2000)
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14      TYPE OF REPORTING PERSON                   IN
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This Amendment No. 3 ("Amendment No. 3") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.01 per share
(the "Common Shares"), of Startec Global Communications Corporation, a Maryland corporation (the "Issuer") amends and/or supplements, as indicated, Items 3, 5, 6 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson, as joint filers, on August 4, 1999 (the "Statement"), as amended by Amendment No. 1 thereto filed with the SEC on August 12, 1999 ("Amendment No. 1") and Amendment No. 2 thereto filed with the SEC on April 10, 2000 ("Amendment No. 2"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement, Amendment No. 1 and Amendment No. 2.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


      Between June 6, 2000 and June 29, 2000, Gold & Appel sold a total of 154,000 Common Shares on the NASDAQ National Market as set forth below:

     Date of        Number of     Sale Price
     Sale           Shares        Per Share

   06/06/00          1,000        11.0000
   06/12/00          4,000        12.0000
   06/15/00          5,000        11.2500
   06/19/00          1,000        11.6200
   06/19/00          5,000        11.5600
   06/19/00         15,000        11.5000
   06/22/00         17,000        11.1250
   06/23/00          2,500        10.7500
   06/23/00         17,500        10.5000
   06/26/00          1,500        10.8750
   06/26/00         28,500        10.7500
   06/26/00         50,000        10.4375
   06/27/00          2,500        11.5000
   06/28/00          1,000        11.1250
   06/29/00          2,500        11.1250


TOTAL              154,000

    In addition, between February 24, 2000 and March 6, 2000, Mr. Anderson sold a total of 28,900 Common Shares on the NASDAQ National Market as set forth below:

     Date of        Number of     Sale Price
     Sale            Shares       Per Share

     02/24/00         8,500       $27.6618
     02/28/00         6,500        27.1250
     02/29/00         5,900        27.0000
     03/01/00         5,000        28.8750
     03/06/00         3,000        24.7500

TOTAL:               28,900

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Gold & Appel beneficially owns 768,750 Common Shares, (the "Gold & Appel Shares") representing approximately 5.37% of the outstanding Common Shares, based on the information contained in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on August 14, 2000.

                  Mr. Anderson beneficially owns 8,600 Common Shares (the "Anderson Shares") representing approximately .06% of the outstanding Common Shares, based on the information contained in the Issuer's Annual Report on Form 10-Q filed with the Commission on August 14, 2000.

                  In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 24,500 Common Shares. Mr. Anderson does not have any pecuniary interest in FINDS, nor does he have the power to control the voting or disposition of the Common Shares held by FINDS, and thus he disclaims beneficial ownership of the Common Shares held by FINDS.

         (b)      Gold & Appel has the sole power to vote the Gold & Appel
                  Shares.

                  Mr. Anderson has the sole power to dispose of the Gold & Appel Shares by virtue of the power-of-attorney dated January 19, 1998 and remaining in full force and until January 15, 2001, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power-of-Attorney"), Mr. Anderson had the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the Power-of-Attorney is filed as Exhibit 7.2 to the Statement on Schedule 13D filed with the SEC by Gold & Appel and Mr. Anderson, as joint filers, with respect to the securities of Esprit Telecom Group plc, on January 27, 1998, and is incorporated herein by this reference. Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Gold & Appel Shares. Mr. Anderson, however, disclaims beneficial ownership of the Gold & Appel Shares.

                  Mr. Anderson has the sole power to vote and dispose of the Anderson Shares.

         (c) Since the filing of Amendment No. 2, Gold & Appel and Mr. Anderson sold such Common Shares as reported in Item 3 above and FINDS sold 4,200 shares on the NASDAQ National Market as follows:

                            Date of        Number of     Sale Price
                            Sale            Shares       Per Share

                            06/13/00          800          $11.7500
                            06/27/00        2,500           11.0000
                            00/28/00        1,000           11.1250

          (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Gold & Appel Shares.

          (e)      Not applicable.
                           Page 5 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except for the Power-of-Attorney and the Joint Filing Agreement attached to this Statement as Exhibit 7.1, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares beneficially owned by Gold &
          Appel, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Statement.




                            Page 6 of 7 Pages

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:     August 17, 2000

                                            Gold & Appel Transfer, S.A.,
                                            a British Virgin Islands
                                            corporation


                                         By: /s/ Walt Anderson
                                            --------------------------------
                                            Walt Anderson, Attorney-in-Fact
                                            for Gold & Appel Transfer, S.A.


                                           /s/ Walt Anderson
                                            ------------------------------
                                            Walt Anderson






                             Page 7 of 7 Pages